EXHIBIT 99

Contact: E. L. Parker

Vice President and

Chief Investor Relations Officer

(908) 277-8059

BARD ANNOUNCES ENDOLOGIX AGREEMENT FOR AAA DEVICE

MURRAY HILL, NJ -- August 16, 1999 -- C. R. Bard, Inc. (NYSE-BCR) today announced that it has entered into an exclusive agreement with Endologix, Inc., a California-based company that has developed an endoluminal graft (ELG) used for the minimally invasive treatment of abdominal aortic aneurysms. The agreement gives Bard exclusive distribution rights to the Endologix ELG in Europe and Australia. The device was CE marked in Europe in May and registered for sale in Australia in June of this year.

William H. Longfield, Bard's chairman and chief executive officer, said, "This agreement represents a significant step toward Bard's objective of obtaining market leadership in products used to treat peripheral vascular disease. Early clinical results using the Endologix ELG device are very encouraging, especially with respect to endoleak rates and ease of delivery." Longfield concluded, "The addition of the Endologix ELG device expands Bard's already comprehensive line of technologically advanced graft and stent products."

The Endologix ELG is a fully supported one-piece abdominal aortic device that was developed by prominent endovascular surgeons at the Arizona Heart Institute. Approximately 190,000 people are diagnosed each year with abdominal aortic aneurysms, which is a weakening of the wall of the aorta. Abdominal aortic aneurysms are the 13th leading cause of death in the United States. Analysts estimate that the global market for ELGs to treat abdominal aortic aneurysms could reach $500 million by the year 2003.

C. R. Bard, Inc., headquartered in Murray Hill, NJ, is a leading multinational developer, manufacturer and marketer of health care products.

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